# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HL SCOPE RIC LLC, CIK 0002040278
CUSIP: 000000000
Title of class of securities: Shares of Limited Liability Company Interests
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 10/23/2024
Filed by CIK 0001573767
Persons authorized to receive notices and communications: Lydia Gavalis, GC & S Hamilton Lane Advisors, L.L.C., 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428, 610-934-2222; Ryan P. Brizek, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 202-636-5806

## Reporting persons
- Hamilton Lane Advisors, L.L.C. (CIK 0001573767): type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); source of funds: working capital (WC), other (OO); sole voting power 3,603,961.31; shared voting power 0; sole dispositive power 3,603,961.31; shared dispositive power 0; aggregate amount beneficially owned 3,603,961.31 (100% of the class)
  Comment: Beneficial ownership is reported as of the date hereof. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Shares of Limited Liability Company Interests
Name of issuer: HL SCOPE RIC LLC
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D relates to shares of limited liability company interests (the "Common Shares"), of HL SCOPE RIC LLC, a Pennsylvania limited liability company (the "Issuer"). This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("HLA" or the "Reporting Person"), a Pennsylvania limited liability company with a principal business address of 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania 19428.
Residence or business address:
HL Scope Holdings LLC ("HL Holdings") holds the securities reported herein as nominee for the Reporting Person and its other members. The Reporting Person directly owns an interest in HL Holdings and is the investment adviser to the other members of HL Holdings, and therefore, may be deemed to have dispositive and voting power over the Common Shares held by HL Holdings.

The principal business of HLA is providing alternative asset management services to investors worldwide. HLA, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, is the Issuer's registered investment adviser.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of the cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Schedule I attached hereto as Exhibit A and Item 5 of this Schedule 13D is incorporated herein by reference.

On October 23, 2024 Reporting Person acquired 2,030,904.55 Common Shares for aggregate consideration of $16,500,000.00.

Schedule I attached hereto as Exhibit A sets forth the transactions in the securities by the Reporting Person. The funds used to acquire the securities reported herein were from the working capital of HLA and HL Scope's other members.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities reported herein as beneficially owned by HLA were acquired for investment purposes, subject to the following. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions and additional contributions by clients), the Reporting Person may from time to time acquire beneficial ownership of additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

HLA is the Issuer's investment adviser and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As the Issuer's investment adviser, HLA is responsible for, among other things, managing the Issuer's day-to-day investment operations, all subject to oversight by the Issuer's Board. Andrew Schardt and Brian Gildea, employees of HLA or one of its affiliates, are directors of the Issuer. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

When permitted by applicable law, the Reporting Person may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, its review of any applicable managed accounts, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Except as described herein, the Reporting Person currently has no other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2 hereof is hereby incorporated by reference into this Item 5.

On October 23, 2024, the Reporting Person may be deemed to beneficially own 2,030,904.55 Common Shares, representing 100% of the Common Shares. As of the date hereof, the Reporting Person may be deemed to beneficially own 3,603,961.31 Common Shares representing 100% of the Common Shares.

The aggregate number and percentage of the Common Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and is incorporated herein by reference.

HL Holdings holds the securities reported herein as nominee for the Reporting Person and its other members. The Reporting Person directly owns an interest in HL Holdings and is the investment adviser to the other members of HL Holdings, and therefore, may be deemed to have dispositive and voting power over the Common Shares held by HL Holdings. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of all the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and expressly disclaims beneficial ownership of such Common Shares, except to the extent of the Reporting Person's pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 and Schedule I attached hereto as Exhibit A of this Schedule 13D is incorporated by reference herein. Except as set forth in Schedule I attached hereto as Exhibit A and otherwise in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person or HL Holdings, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

Exhibit A Schedule I Transactions by Reporting Person

## Signatures
- Hamilton Lane Advisors, L.L.C.: /s/ Keith Kleinman, Keith Kleinman, Authorized Representative (04/21/2025)